              UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

         FORM 1-U

             CURRENT REPORT
        PURSUANT TO REGULATION A

            October 3, 2019
          (Date of Report (Date of earliest event reported))

        BLACK BIRD POTENTIALS INC.
        (Exact name of registrant as specified in its charter)

            Commission File Number: 024-10976

           Wyoming
           (State of other jurisdiction of incorporation or organization)

          83-2242607
          (I.R.S. Employer Identification No.)

        47123 Michel Road, Ronan, Montana 59864
        (Address of principal executive offices)

         406-214-0589
           (Issuer's telephone number, including area code)

         Common Stock
         (Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Product Sales - Grizzly Creek Naturals(TM) CBD Products

 On October 3, 2019, sales of our Grizzly Creek Naturals CBD products jumped significantly. On such date, one of our distributors,
CBD INC Limited Liability Partnership (the "Nevada Distributor"), purchased $161,400 of our CBD products, bringing total sales of our
Grizzly Creek Naturals CBD products to the Nevada Distributor to $170,322, through the date of this Current Report. Sales of our Grizzly
Creek Naturals CBD products to our other distributor, Gorilla Mitts, LLC, who will be focusing on distribution of our products in
California have totaled $64,230, through the date of this Current Report. In addition, direct sales by us have totaled approximately
$9,000 for all of 2019.

Grizzly Creek Naturals Retail Stores

 First Store. On October 4, 2109, the Nevada Distributor celebrated the grand opening of its first Grizzly Creek Naturals retail store, which is located at 1331 South Commerce Street, Las Vegas, Nevada 89102. In addition to retail operations, the Nevada Distributor will use the facility as its initial distribution hub.

 Additional Stores. The Nevada Distributor has stated its intention to establish a total of approximately 10 Grizzly Creek Naturals retail stores: up to four additional locations in the City of Las Vegas, as well as locations outside of the City of Las Vegas, including
Henderson, Mesquite and Boulder City, Nevada, and Needles, California. There is no assurance that the Nevada Distributor will be successful in establishing any additional stores.

Distribution Agreement - Grizzly Creek NaturalsTM CBD Products

 Effective August 26, 2019, we entered into a distribution agreement with the Nevada Distributor, who will be focusing on distribution of our products in Nevada. We granted the Nevada Distributor the right to use the "Grizzly Creek Naturals" trade name for use in establishing retail stores. The Nevada Distributor has the right to distribute our Grizzly Creek Naturals CBD products anywhere in the United States.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended
(the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts,"
"intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in our Offering Statement on
Form 1-A dated April 24, 2019, filed with the Securities and Exchange Commission ("SEC"), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits

 Exhibit No. Description

    6.1  Distribution Agreement between Black Bird Potentials Inc. and CBD INC Limited Liability Partnership.

  Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

       BLACK BIRD POTENTIALS INC.

       By: /s/ ERIC NEWLAN
        Eric Newlan
        Vice President and General Counsel
Date: October 8, 2019